ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to March 23, 2011 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles and the Company’s reporting currency is the United States dollar (“USD” or “US$”). All amounts are in USDs, certain disclosures are made in Canadian dollar (“CAD” or “C$”). Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2010 and 2009, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights for Fourth Quarter:

•	Gold sales revenue was $10.4 million for the fourth quarter a 39% increase over third quarter revenue.
•	Briggs Mine produced $2.1 million in positive cash flow in the fourth quarter.
•	Unit cash cost of production for the fourth quarter was $878 per ounce, a 15% reduction over the third quarter and a 10% reduction over the preceding nine month average.
•	Estimated recoverable in-process gold in inventory was 13,600 ounces with a potential year end market value of $19.1 million based on a year-end gold price of $1,406.
•	The Company completed an equity offering and raised gross proceeds of C$9.2 million.

Highlights for 2010:

•	Gold sales for 2010 increased 131% from 10,900 ounces in 2009 to 25,200 ounces in 2010.
•	The Briggs Mine received the MSHA - Sentinels of Safety 2009 Award in October 2010.
•	Total revenues for 2010 were $30.6 million, which was an increase of 252% over 2009.
•	Gold produced in doré for 2010 totaled 25,000 ounces which was an increase of 123% over 2009.
•	Total tons mined for 2010 increased by 123% to 10.2 million short tons.
•	Unit cash cost of production for 2010 was $948 per ounce, a 4% increase over 2009.
•	All permits at the Reward Mine have been received and infrastructure construction has commenced.
•	An NI43-101 compliant Technical Report and Preliminary Economic Assessment on the Columbia Gold Project in Montana was completed with positive results.
•	An NI43-101 compliant Resource Estimate was completed for the Cecil R project.

Mine Operations

Briggs Mine, California

The Briggs Mine (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California.  Briggs was initially constructed in 1995 and through 2010, has produced over 585,000 ounces of gold.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Performance at our Briggs mine has shown significant improvement and we are confident that further productivity and operating cost improvements will be achieved. The mine produced $2.1 million in positive cash flow for the fourth quarter of 2010 and a negative cash flow of $1.3 million for full year 2010. A combination of factors caused our early 2010 results to fall short of target. Many of the issues that affected the mine’s performance have been addressed and it is anticipated that these improvements will allow the Company to meet or exceed 2011 production targets.

The 2011 operating plan for Briggs is expected to produce approximately 35,000 to 39,000 ounces of gold at an average cash cost for the year of between $750 and $820 per ounce produced. Approximately 60 percent of the gold produced for the year will be produced in the second half of 2011 under this plan. According to the plan, Briggs will crush and place on the leach pad approximately 2.8 million tons of ore containing 46,000 ounces of gold. The waste stripping ratio is projected to be 3.3 tons of waste per ton of ore. This plan will increase the mining rate, while crushing rates remain the same. An additional haul truck and expansion of the leach pad will be required to accomplish the 2011 plan.

Construction of a 7.5 million ton expansion to the leach pad has commenced. This project, due for completion in April 2011, is sufficient to meet the life-of-mine stacking requirements based on current mineral reserves and will allow Briggs to complete the current life-of-mine operating plan. Additional pad capacity will be required if additional mineral reserves are developed from our ongoing exploration activities.

Cash cost of production for 2010 and the fourth quarter bore period costs related to higher than life-of-mine average strip ratio. For full year 2010, the strip ratio was 3.3, while in the fourth quarter the strip ratio was 3.8. The Briggs mine plan is front end loaded with high waste stripping requirements due to deposit geometry. The remaining life-of-mine strip ratio is 2.8 which should result in lower future cash costs. Remaining life-of-mine average cash costs are currently projected to average $600 to $650 per ounce.

Additional factors that impacted operating costs in 2010 were increased costs for diesel fuel, lime, steel, and poor availability of timely equipment parts from equipment vendors. The major equipment vendors have already provided consignment inventories of spare parts to help mitigate this issue in the future.

Another factor contributing to high unit costs at Briggs was a poor reconciliation of mined ore to the mine model as mining progressed from the upper BSU pit through a peripheral transition zone to the lower Main Briggs pit. This issue resulted in the development of fewer ore tons than anticipated, reducing ore deliveries to the crusher and ultimately resulting in lower gold production than projected. Mining has progressed through this zone and the reconciliation of actual results to model is now performing as expected.

Production details for Briggs for 2010 and 2009 are shown in the following tables:

	First	Second	Third	Fourth	Total
Production Statistics for 2010	Quarter	Quarter	Quarter	Quarter	2010
Waste tons	1,418,700	2,081,900	2,042,500	2,289,400	7,832,500
Ore tons	644,200	485,400	649,500	601,900	2,381,000
Total tons	2,062,900	2,567,300	2,692,000	2,891,300	10,213,500
Strip ratio (waste / ore)	2.2	4.3	3.1	3.8	3.3
Ore grade (oz/ton)	0.015	0.014	0.019	0.016	0.016
Contained gold ounces mined	9,600	6,600	12,400	9,400	38,000
Gold ounces produced in doré	6,000	5,300	5,800	7,900	25,000
Gold ounces sold	5,500	5,700	6,200	7,800	25,200
Cash cost of gold production ($/oz)	$892	$1,021	$1,036	$878	$948

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

	First	Second	Third	Fourth	Total
Production Statistics for 2009	Quarter	Quarter	Quarter	Quarter	2009
Waste tons	280,600	1,008,200	1,171,900	792,700	3,253,400
Ore tons	232,500	180,100	330,000	591,600	1,334,200
Total tons	513,100	1,188,300	1,501,900	1,384,300	4,587,600
Strip ratio (waste / ore)	1.2	5.6	3.6	1.3	2.4
Ore grade (oz/ton)	0.039	0.014	0.015	0.013	0.018
Contained gold ounces mined	9,100	2,600	5,100	7,400	24,200
Gold ounces produced in doré	-	2,000	4,600	4,600	11,200
Gold ounces sold	-	2,000	3,900	5,000	10,900
Cash cost of gold production ($/oz)	na	na	$893	$923	$908

Cash cost of gold production per ounce is a non-GAAP financial measure. Cash cost per ounce is calculated using Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties, mine-site depreciation, amortization and depletion, and corporate office allocations.

The following schedule details the calculation of cash cost of gold production per ounce for the year ended December 31:

2010
Total cost of sales	29,750,900
Less lower of cost or market adjustment	(53,300)
Less mining related depreciation and amortization	(6,701,200)
Plus Increase in gold inventory - non-cash costs	1,683,000
Less silver by-product credits	(228,100)

Total cash cost of production	$24,451,300

Ounces produced (doré plus inventory absorbed on carbon)	25,784

Total cash cost per ounce	$948

Approximately $1.0 million of capital and $1.3 million for equipment leases was spent at Briggs during the year-ended 2010. Spending for 2011 on debt service and on capital is expected to be approximately $1.2 million and $5.7 million respectively. Briggs debt service includes total payments on equipment notes payable and capitalized equipment leases. Capital spending includes approximately $3.0 million for the leach pad expansion, $1.4 million for development drilling, and $1.3 million of other sustaining capital projects.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north-south trending Goldtooth fault.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Additional infill and step-out drilling at Briggs began in January 2011 targeting several expansion opportunities that will provide a better understanding of the peripheral zones in the mine model and may increase reserves. Preliminary results of the drilling targeting the Briggs Deep zone has been successful in confirming the location and size of the mineralized zone and indicated the presence of a higher than average grade through the zone. An additional 25,000 feet of drilling is planned in this program, which is expected for completion in June 2011.

Gold reserves at Briggs have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $845 per ounce as of December 31, 2009 to $1,025 per ounce as of December 31, 2010;
•	2010 mine production;
•	an increase in slope angle in the east sector of the Briggs Main Pit; and
•	and a five percent increase in estimated direct operating costs between 2009 and 2010.

Estimated gold mineral reserves for Briggs as of December 31, 2010 using a 0.007 ounce per ton cut-off grade is shown in the following table:

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Briggs Main	Proven	2,711	0.016	44,600
	Probable	1,810	0.014	26,100
	Sub-Total	4,521	0.016	70,700
Briggs Main North	Proven	69	0.016	1,100
	Probable	223	0.023	5,100
	Sub-Total	292	0.021	6,200
Gold Tooth - North	Proven	827	0.031	25,600
	Probable	1,478	0.022	33,200
	Sub-Total	2,305	0.025	58,800
Gold Tooth - South	Proven	1,167	0.026	30,800
	Probable	1,287	0.025	31,900
	Sub-Total	2,454	0.026	62,700
Argonaut	Proven	20	0.051	900
	Probable	54	0.032	1,700
	Sub-Total	74	0.036	2,600
Total - Briggs Reserves	Proven	4,794	0.021	103,000
	Probable	4,852	0.020	98,000
	Grand Total	9,646	0.021	201,000

The cutoff grade utilized was calculated utilizing current operating cost structures and an estimated 80 percent gold recovery. The expected gold recovery was determined based on the historical recoveries from the mine during its previous operating period from 1996 to 2004. The estimate shown above does not include 715,000 tons of in-pit mineralized material containing approximately 11,700 ounces of gold. This material is currently considered as waste in the overall mine plan and will require additional drilling to upgrade to mineral reserve. The remaining life-of-mine strip ratio is 2.8 tons of waste per ton of ore.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

The following table rolls forward Briggs Mine contained ounces of gold mineral reserves for the year ended December 31, 2010:

	Beginning		Other	Ending
	2010	Production	Changes	2010
Proven	127,200			103,000
Probable	105,500			98,000

Total Briggs Reserves	232,700	(38,000)	6,300	201,000

Briggs Mine December 31, 2010 mineral resources estimated using a 0.006 ounce per ton cut-off grade is shown in the following table:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	10,326	0.022	232,000
Indicated	20,331	0.019	379,900

Measured and Indicated	30,657	0.020	611,900

Inferred	15,183	0.017	262,700

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

The Reward Gold Mine (“Reward”) is located on approximately 1,600 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty.  Access is gained via state highway 95 to the site access road turnoff followed by a two mile gravel access road. Atna holds 18 unpatented lode claims under three mining leases, which expire in 2024 and 2025. The leases carry a three percent NSR royalty.  During 2006, the Company acquired six patent placer claims totaling 220 acres for $0.1 million and a residual three percent NSR royalty. Atna now owns or leases 116 unpatented lode mining claims, three unpatented placer claims, and six patented placer claims. Development of Reward will proceed on a measured basis using cash flow from Briggs and additional financing becomes available. Reward has a 2011 budget of $1.6 million primarily for infill drilling and the start of infrastructure development.

In March 2008, the Company completed a positive economic feasibility study for Reward. The feasibility study recommended development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

Gold reserves at Reward have been updated to account for the following changes:

•	An increase in the gold price outlook from $845 per ounce as of December 31, 2009 to $1025 per ounce as of December 31, 2010
•	A 5 percent increase in estimated direct operating costs between 2009 and 2010

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Reward December 31, 2010 gold mineral reserves estimated using a positive internal net value is shown in the following table:

		Tons	Gold	Contained
Mining Area	Category	(x1,000)	(oz/ton)	Ounces
Reward	Proven	1,371	0.027	36,700
	Probable	5,960	0.023	135,900
	Sub-Total	7,331	0.024	172,600
Gold Ace	Proven	73	0.021	1,500
	Probable	305	0.022	6,800
	Sub-Total	378	0.022	8,300
Total Reward Reserves	Proven	1,444	0.026	38,200
	Probable	6,265	0.023	142,700
	Grand Total	7,709	0.023	180,900

The estimate shown above does not include 583,000 tons of in-pit inferred material containing approximately 10,500 ounces of gold. This material is currently considered as waste in the overall mine plan and will require additional drilling to upgrade to mineral reserves.

The following table rolls forward the Reward Mine contained ounces of gold mineral reserves for the year ended December 31, 2010:

	Beginning	Price & Cost	Ending
Category	2010	Changes	2010
Proven	37,200	1,000	38,200
Probable	136,500	6,200	142,700

Total Reward reserves	173,700	7,200	180,900

The Reward operation is expected to produce approximately 144,700 ounces of gold over a five year mine life at estimated average cash cost of $549 per ounce of gold produced. Reserve estimates were based on an updated estimate of operating costs and a target gold recovery of 80 percent. The expected recovery is similar to the Briggs Mine and was based on feasibility studies that performed gold recovery testing. Life of mine waste to ore strip ratio is 2.8. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and capitalized stripping of $29 million, including costs for funding the surety bonds. The project capital and economic outlooks were updated by the Company to account for higher gold prices, increased ore reserves and higher consumable and labor costs.

Reward has received permits required to initiate development activities. An initial reclamation bond totaling $0.8 million has been posted to allow project infrastructure construction and drilling operations. A project office has been opened in Beatty, Nevada and fence construction and the drilling of the production water well commenced in January 2011. Other near term development activities include the completion of design engineering, development of contractor bid packages, access road upgrade and power line construction. Anticipated cost for this phase of work will be approximately $3.0 million. In addition to the development activities already commenced, the Company is planning a $1.0 million development and exploration drill program at the site to extend mineralization adjacent to the existing designed pit limits.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Phase 2 activities include the construction of leach pad facilities, purchase of a 500-ton per hour capacity semi-portable crushing plant, and installation of an office, lab and shop facilities. Pre-stripping of mine waste would also commence simultaneously with the other construction activities. Timing on this construction phase will be dependent upon a number of factors including the availability of free cash flow from our Briggs Mine operation, availability of equipment, staffing and other financing and logistical issues. We anticipate that Phase 2 construction could be completed within a nine to twelve month period after the completion of initial Phase 1 development activities.

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

Pinson Mine Property, Nevada

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca and is accessed by an all weather road about ten miles north of the Golconda Exit from Interstate Highway 80.  The property is located on the Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain Eureka trend.  Prior to 2000, the Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods.  Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged Comus Formation.  Mineralization is focused along and adjacent to the Getchell Fault zone.

In April 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project with Pinson Mining Company (“PMC”), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).  Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC is the project manager. This MVA replaced the prior Exploration Agreement with Option for Mining Venture dated August 12, 2004.

Over $50 million has been spent on the Pinson property by the joint venture partners since 2004 and as of December 30, 2010, the Company’s share of that expenditure is approximately $15.3 million, which has been expensed for accounting purposes. The 2011 budget for the Pinson project includes ongoing underground pumping and maintenance operations. Atna’s share of the 2011 budget is $0.4 million.

PMC has completed an in-house, unpublished review of the Pinson project for both underground and open pit mining potential, but did not develop a project that was immediately attractive to Barrick for development. Atna believes that the underground development potential at Pinson is attractive. As a result, the MVA partners are engaged in an active dialogue concerning the future direction of this project. Should PMC decide to sell their interest, then Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna.

The Pinson property is made up of a number of property parcels that are either wholly-owned or under lease/option  The property includes 3,800 acres of patented fee lands, 360 acres of leased patented fee lands, 8,496 acres of federal unpatented lode mining claims, and 1,362 acres of leased federal unpatented lode claims. A total of 553 unpatented federal lode mining claims (both owned and leased) are included in the property position. Total acreage controlled by the joint venture is 14,018 acres. The property is subject to net smelter return (“NSR”) royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

In June 2007, the Company completed an updated Technical Report on the Pinson Property and revised the mineral resource calculations based upon all available data from its work through June 2006. PMC completed substantial exploration work on the Pinson Property subsequent to this resources estimate and that work has not been incorporated into a revised NI 43-101 compliant technical report as of the date of this report.

The June 2007 mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.20 oz/ton:

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	1,152	0.454	523,200
Indicated	1,353	0.400	540,600

Measured and Indicated	2,505	0.425	1,063,800

Inferred	3,374	0.340	1,146,600

Atna commenced a drill program in August 2004, to define a resource and to acquire geotechnical data in two target areas from near surface to a depth of 1,500 to 2,000 feet. Drilling focused on the relatively shallow portions of the CX zone and on the Range Front zone. A total of 30 holes, including about 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails were completed in February 2005.

In 2006, PMC completed a detailed gravity survey within the area of interest. This work was followed by exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,700 feet of RC drilling and 61,900 feet of core drilling. Surface drilling consisted of 103 drill holes, underground drilling total 60 drill holes. Combined drill footage was 112,600 feet. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resources areas and the Mag open pit resource area. In general, the drilling program did not extend any of the known resources significantly. Drilling was suspended in December of 2008. In 2008, underground exploration drifting was re-started with 2,000 feet, of drift excavation completed. The underground drift was designed to allow delineation drilling to be completed in the CX, Ogee and Range Front Zones. The underground excavation contract was terminated in January of 2009. Over 4,000 feet of underground drift and workings have been completed at the site.

Underground workings at Pinson are being de-watered using deep de-watering wells. A total of four wells have been drilled and two rapid infiltration basins have been constructed. Additional water rights to allow the underground project to be de-watered at rate required to support underground mining operations were applied for with the Nevada Division of Water resources and granted in February 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined ores. A second portal collar was also established for a planned secondary access to the underground workings. Under MSHA regulations, commercial stoping of ores may only be conducted once dual access has been established.

The Pinson property is currently being operated under a permit that authorized mining of less than 36,500 ore tons per year from underground workings. Modification of this permit by administrative amendment will be required before commercial production rates can be contemplated.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia Gold Project (“Columbia”) located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses near the property.  The patented claims are subject to NSR royalties that range from zero to six percent.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

The Company engaged an independent engineering firm with Qualified Persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project”  in 2009 and an additional report titled “Technical Report and Preliminary Assessment on the Columbia Project” (“PEA”) was completed in May 2010. Results of this study demonstrate favorable economic potential for the project.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the PEA with supporting metallurgical test work:

	Tons	Gold	Contained	Silver	Contained
Category	(x1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia Project PEA Highlights

•
Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life at an estimated cash cost of $639 per ounce of gold, net of by product credits.

•
Pre-tax discounted Net Present Value (NPV) at $1,025 per ounce of gold and $16.60 per ounce of silver of $111.5 million at discount rate of five percent, giving an Internal Rate of Return (IRR) of 27 percent.

•	Estimated capital expenditures of US$72.2 million and a payback of 3.3 years

The PEA contemplates a conventional open pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate.  Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

The project’s geologic model is presently being updated to incorporate detailed geologic information to assist in proper placement of drillholes for metallurgical sampling. Metallurgical and geotechnical drilling and testing is planned for later this year. Ongoing work at the site includes data collection for use in baseline environmental studies.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in a lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company is planning additional metallurgical test work, environmental base-line studies, and economic analysis of the process alternatives during 2011 with the goal of narrowing the project’s development alternatives and began mine permitting.

The Columbia project is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Briggs Satellite Projects, California

The Cecil R satellite project is located four miles north of the Briggs Mine. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The following table displays the mineral resource estimate using a cutoff grade of 0.01 oz/ton. This cutoff grade is higher than the cutoff grade utilized at Briggs to account for potentially higher ore haulage costs at Cecil R.

	Tons	Gold	Contained
Category	(x1,000)	(oz/ton)	Ounces
Measured	858	0.024	20,800
Indicated	2,382	0.022	52,700

Measured and Indicated	3,240	0.023	73,500

Inferred	5,144	0.019	99,400

Work at Cecil R leading up to the new NI 43-101 resource estimated included over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit which hosts the nearby Briggs Mine gold deposit. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Work on the Cecil R project will continue during 2011 with economic evaluation of the newly defined resource, baseline environmental studies, metallurgical testing, permitting and potentially infill drilling to upgrade resource classification.

EXPLORATION PROPERTIES

Clover, Nevada

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Access is via all weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. The topography on the property is moderate, rising to 6,400 feet above sea level off the 5,000 feet above sea level pediment covered valley bottom. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims on the Clover property, subject to a three percent NSR royalty and exercised that option to control the property.  The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in.

To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional $2.0 million in exploration expenditures to complete the expenditure requirement and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in the project (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest.

During 2007, Yamana Gold carried out geological mapping, geochemical surveying and drilling on the property.  Yamana completed seven drill holes totaling 5,300 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization.

Yamana completed a second round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

In 2009 and 2010 Yamana Gold worked on completing permitting activities required by the BLM to allow a third round of drilling. Yamana anticipates that the BLM will grant the permits before the end of the second quarter of 2011 and drilling is to commence shortly thereafter. Planned work in 2011 includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of drilling on the Saddle Target in the northern portion of the property where seven new drill sites are planned.

Tuscarora and Adelaide Properties, Nevada

On February 15, 2008, the Company entered into an Option Agreement with Golden Predator Royalty & Development Corporation ("GPRD"), whereby Golden Predator would assume the obligation of Atna regarding the option with Newmont on the Adelaide and Tuscarora gold exploration properties in Nevada.  Golden Predator is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2010, a total of approximately $2.6 million had been spent toward the total spending requirements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2010 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent.  When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

Adelaide is located about 30 miles south of Winnemucca, Nevada and is accessed by state highway 294 to improved dirt road for two miles. Tuscarora located about 48 miles south of Elko Nevada via state highway 225 to highway 226.

The Adelaide property is part of the Gold Run Mining District, which has been active since the late 1870's. The largest past producer within the property, the Crown Mine, operated intermittently from the early part of the century into the early 1940's. It has produced approximately 19,000 oz of gold and 345,000 oz of silver from a combination of open pit and underground workings. The most recent mining on the property took place from 1988 to 1991; a small open pit operation south of the Crown Mine that produced a total of 4,900 ounces of gold and 53,500 ounces of silver from the Margarite and Recovery vein zones.

In 2008 and 2009, GPRD completed two drilling programs and in August 2009, GPRD completed an NI 43-101 compliant technical report on the Adelaide project. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

GPRD has initiated permitting with the BLM and State of Nevada to drive an exploration drift on the Adelaide property to advance delineation drilling and metallurgical testing on the Margarite vein.  The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project increased at the end of 2010 to approximately 35 percent and while Atna’s interest reduced to 65 percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Sand Creek uranium joint venture area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, drill hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll front type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick.  All of the claims are underlain by the uranium host rocks of the Chadron Formation.

In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. The Company does not control the timing of future drilling Operations under the terms of the Supplemental Agreement.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves – Proven and Probable at December 31, 2010 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	4,793	0.021	103,000
Probable	4,853	0.020	98,000

Briggs reserves	9,646	0.021	201,000

Reward (2) - 100% Atna
Proven	1,444	0.026	38,200
Probable	6,265	0.023	142,700

Reward reserves	7,709	0.023	180,900

Total reserves	17,355	0.022	381,900

1.	Briggs 0.007 opt incremental leach cut-off grade using $1,025 per ounce gold
2.	Reward >$0.01 net incremental value using $1,025 per ounce gold
3.	Briggs reserves are current to December 31, 2010 and have been reconciled for mine production

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,326	0.022	232,000
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 30% (3,4)	346	0.454	157,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	18,644	0.038	710,600

Indicated
Briggs - 100% (1)	20,331	0.019	379,900
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 30% (3,4)	406	0.400	162,200
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	43,672	0.030	1,294,400

Measured & indicated
Briggs - 100% (1)	30,657	0.020	611,900
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 30% (3,4)	752	0.425	319,200
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	62,316	0.032	2,005,000

Inferred
Briggs - 100% (1)	15,183	0.017	262,700
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	34,863	0.035	1,211,000

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R gold Property, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and worked under the supervision of Mr. Robert L. Sandefur as independent qualified person for those sections of the technical report. Mineral Reserves and mineral resources and reserves were updated by Mr. Read as Principal Mining Engineer, under the supervision of Mr. Sandefur as Qualified Person, to December 31, 2010 to account for 2010 mining at Briggs, price, cost and design parameter changes.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, is the independent qualified person who updated the previous work and was responsible for preparing the ore reserve estimate and mine plan as of December 31, 2010.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Selected Annual Information

The following are selected annual information for the last five years ended December 31:

Year ended	2010	2009	2008	2007	2006
Total revenues	$30,606,900	$8,689,200	$155,100	Nil	Nil
Net income (loss)	$(8,796,800)	$(5,960,100)	$15,805,000	$(3,116,400)	$(2,261,400)
Basic and diluted income (loss) per share	$(0.10)	$(0.07)	$0.20	$(0.05)	$(0.04)
Working capital	$11,580,300	$11,652,200	$14,884,300	$10,765,000	$11,940,500
Total assets	$80,120,900	$79,857,300	$67,411,600	$13,558,400	$13,627,200
Total liabilites	$26,069,500	$25,819,900	$8,137,000	$1,095,100	$670,400
Total shareholders' equity	$54,051,400	$54,037,400	$59,274,600	$12,463,300	$12,956,800
Number of shares issued and outstanding	99,002,468	83,291,133	83,291,133	64,722,588	64,176,838

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Dec-10	Sep-10	Jun-10	Mar-10
Total revenues	$10,380,900	$7,484,300	$6,655,000	$6,086,700
(Loss) income for the quarter	$(589,800)	$(2,803,300)	$(3,551,400)	$(1,852,300)
Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.04)	$(0.02)

Quarterly results ended	Dec-09	Sep-09	Jun-09	Mar-09
Total revenues	$4,957,800	$3,731,400	Nil	Nil
Income (loss) for the quarter	$(1,824,000)	$(1,374,400)	$(1,728,900)	$(1,032,800)
Basic and diluted income (loss) per share	$(0.02)	$(0.02)	$(0.02)	$(0.01)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Results of Operations – Year Ended December 31, 2010 versus Year Ended December 31, 2009

For the year ended December 31, 2010, Atna recorded net loss of $8.8 million, or basic loss per share of $0.10, on revenues of $30.6 million. This compares to net loss of $6.0 million, or a basic loss per share of $0.07, on revenues of $8.7 million for the year ended December 31, 2009. Details of the $2.8 million total negative variances in the results between the years were as follows:

•	A negative variance of $2.6 million in realized and unrealized losses on derivatives were due to the $318 per ounce increase in the gold price, partially offset by call option deliveries
•	A negative variance of $2.2 million in interest income and expense due to lower cash balances and higher debt balances
•	A positive variance of $1.3 million due to profit on gold sales
•	A positive variance of $0.5 million due to a reduction in asset retirement costs
•	A positive variance of $0.4 million in exploration
•	A negative variance of $0.2 million in general and administrative expenses due primarily to legal fees in support of an insurance claim recovery

As of December 31, 2010, cash and cash equivalents were $9.6 million a decrease of $3.5 million from December 31, 2009. The net decrease in cash was due primarily to the following:

•	$8.3 million was provided by equity offerings
•	$5.9 million was provided by net profit from gold sales
•	$5.5 million was used to pay principal and interest for the gold bond
•	$4.3 million was used to build additional gold inventory
•	$3.1 million was used for corporate overhead
•	$1.9 million was used to pay principal and interest for the capitalized leases and notes payable
•	$1.6 million was used for capital projects at Briggs, Reward and corporate
•	$1.1 million was used for exploration
•	$1.0 million was used to increase restricted cash primarily for the Phase 1 Reward bond
•	$0.6 million was provided by asset sales
•	$0.2 million was provided by working capital changes

Revenues for 2011 are expected to range between $45 million to $55 million, based on expected gold production of between 35,000 and 39,000 and average gold prices of between $1,300 and $1,400. Gold production and sales during 2010 amounted to 25,000 ounces and 25,200 ounces. Gold price realizations averaged $1,211 for 2010 including hedging impacts of gold option positions.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger of Canyon Resources Corporation (“Canyon”) into Atna in March 2008. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2011 through 2030. As a result of the merger, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Results of Operations – Three Months Ended December 31, 2010 versus Three Months Ended December 31, 2009

For the three months ended December 31, 2010, Atna recorded a net loss of $0.6 million, or basic loss per share of $0.01, on revenues of $10.4 million. This compares to net loss of $1.8 million, or a basic income per share of $0.02, on revenues of $5.0 million for the three months ended December 31, 2009. Details of the $1.2 million total positive variances in the results between the quarters were as follows:
•	A positive variance of $2.2 million due to profit on gold sales
•	A negative variance of $1.1 million in realized and unrealized losses on derivatives were due to the $318 per ounce increase in the gold price, partially offset by call option deliveries
•	A positive variance of $0.5 million for the change in estimate in asset retirement obligations
•	A negative variance of $0.3 million in interest income and expense due to lower cash balances and higher debt balances
•	A net negative variance of $0.1 million due to losses on sale of investments partially offset by other income

For the fourth quarter ended December 31, 2010, cash and cash equivalents were $9.6 million an increase of $8.0 million from September 30, 2010. The net increase in cash was due primarily to the following:

•	$8.3 million was provided by equity offerings
•	$3.2 million was provided by net profit from gold sales
•	$1.4 million was used to pay principal and interest for the gold bond
•	$0.7 million was used for corporate overhead
•	$0.5 million was used by working capital changes
•	$0.3 million was used to increase restricted cash
•	$0.2 million was used to build additional gold inventory
•	$0.2 million was used to pay principal and interest for the capitalized leases and notes payable
•	$0.2 million was used for exploration
•	$0.2 million was used for capital projects at Briggs
•	$0.2 million was provided by asset sales and option exercises

Fourth quarter revenues increased by 109 percent from the same period last year, due to increased gold sales and a higher average gold price realization. Fourth quarter revenues increased by 39 percent from $7.5 million in the third quarter to $10.4 million, due to increased gold sales and a higher average gold price realization. Gold price realizations averaged $1,325 in the fourth quarter compared to $1,201 in the previous quarter. Gold production is expected to decrease in the first quarter of 2011 compared to the fourth quarter of 2010 due to lower planned mine head grades for this period. The impact of decreased production on revenue will be partially offset by higher projected gold prices for the period. On a consolidated basis the Company expects to generate a profit for 2011 due to increased gold sales at a higher average gold realization and lower cash costs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Contractual Obligations

The Company’s material contractual obligations as of December 31, 2010:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$16,115,700	$6,459,100	$9,656,600	$-	$-
Capital lease obligations	896,900	247,700	451,600	197,600	-
Operating lease obligations	551,300	97,400	291,800	162,100	-
Asset retirement obligations	6,364,100	735,500	2,021,100	3,103,400	504,100

Total	$23,928,000	$7,539,700	$12,421,100	$3,463,100	$504,100

Off-Balance Sheet Arrangements

As of December 31, 2010, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, equity issuances. In December 2010, the Company raised approximately C$8.4 million of net proceeds through sale of equity. In September 2010 the Company extended C$1.3 million of convertible debentures for one year. In December 2009, the Company closed a $14.5 million Gold Bond offering.

Gold production from the Briggs Mine was 25,000 ounces for 2010 and 11,200 ounces for 2009. Gold production is expected to range from 35,000 to 39,000 during 2011. Briggs Mine 2011 gold production average cash cost is estimated to be $750 to $820 per ounce. Projected cash costs have increased from prior expectations due to an increase in fuel cost, the primary consumable at Briggs and general inflation of the other primary consumables. The Briggs Mine is expected to produce gold through the year 2016 based upon the current mine plan, which was determined using a gold price of $1,025 per ounce. The Briggs Mine is expected to generate positive cash flows during 2011 based on current gold prices, expected cash cost and production levels.

All outstanding gold option hedge contracts for Briggs were closed out in 2010. The only remaining gold sales commitments are related to the 2009 Gold Bond facility that has committed approximately 3,257 ounces per year at a price of $1,113 per ounce in installments over the remaining three years of the Bond facility. The hedge position represents less than 10 percent of the expected production during 2011.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Financing Transactions

A roll forward of the Company’s beginning and ending common shares outstanding as of December 31, 2010 is as follows:

Number of
Shares
Balance, beginning of the period	83,291,133
Option exercises	247,724
Conversions of notes payable	111,111
Equity offering	15,352,500

Balance, end of the period	99,002,468

Equity Issuance: On December 2, 2010, the Company closed a short form prospectus financing and issued a total of 15.4 million common shares for gross proceeds of C$9.2 million. In addition, there were a total of 8.7 million warrants issued with an exercise price of C$0.70 and a two year term.

During 2010, there were 0.2 million common shares issued related to the exercise of 0.3 million of stock options that resulted in net cash proceeds to the Company of $0.1 million. During 2010, the Company issued 0.1 million shares related to the conversion of C$0.1 million of debenture notes payable. During 2008, there were 0.9 million common shares issued for the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

In June 2008, the Company acquired certain additional mining claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost totaled $1.0 million, which consisted of 0.6 million shares valued at $0.5 million and $0.5 million in cash.

On March 18, 2008, the Company completed the Canyon Merger. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the Canyon Merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.8 million. Canyon is now a wholly-owned US subsidiary of Atna.

Notes Payable: As of December 31, 2010, there was $1.3 million of 12 percent debentures outstanding in current liabilities. The debentures are convertible until September 18, 2011, to common shares at any time at a conversion rate of C$0.50 per common share for a total of 2.6 million underlying common shares. The debentures are currently callable by the Company at anytime without penalty.

On March 10, 2011, the Company called the remaining C$1.3 million of outstanding debentures. On the cancellation date C$1.0 million of the debentures were converted into 2.0 million common shares and the remaining C$0.3 debenture was repaid.

As of December 31, 2010, there was $0.8 million of six percent debentures outstanding in current liabilities. These debentures were repaid in cash on their due date of March 1, 2011.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds mature quarterly in equal installments through December 31, 2013 and bear interest at a rate of 10 percent. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to prevent further indebtedness at the Briggs Mine, subject to approved exceptions.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.1 million of transaction costs and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and the amount included in interest expense was $0.8 million in 2010 and $0.1 million in 2009.

The embedded derivative has been separated from the gold bonds and is the result of the gold bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of $2.4 million during 2010 and a gain of $0.6 million during 2009, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. There were no unrealized gains or losses related to the gold bonds during 2008. Realized losses related to the quarterly payments during 2010 resulted in a loss of $0.5 million, which was recorded in the consolidated statements of operations in realized losses on derivatives. There were no realized losses in 2009 or 2008.

Total interest expense recorded related to the gold bonds was $2.1 million and $0.1 million for the years ended 2010 and 2009, none of which was capitalized. Future gold bond principal payments will be $3.6 million, $3.6 million and $3.6 million for the years ended 2011, 2012, and 2013.

Investing Transactions

Asset Sales: During 2010, the Company sold $0.5 million in equity investments and mining equipment. During 2009, the Company sold $0.8 million in equity investments and mining equipment. In September 2008, the Company sold its portfolio of royalty interests for $20 million. The sale of the royalties resulted in a gain of approximately $19.8 million. During 2008, the Company sold $6.8 million of investments available-for-sale.

Capital Expenditures: Capital expenditures for 2010 totaled $1.6 million and were due primarily to the capitalization of mining equipment leases at the Briggs Mine. Capital expenditures for 2009 netted $8.6 million and were due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. Capital expenditures for 2008 totaled $8.2 million and were due primarily to the capitalization of development costs at the Briggs Mine.

The projected capital requirements for 2011 to sustain Briggs Mine operations are expected to be approximately $4.3 million primarily for the leach pad expansion cost and ancillary facilities. Briggs development drilling during 2011 is expected to be $1.4 million. The Reward Project in Nevada is expected to incur during 2011 development drilling and infrastructure spending of approximately $2.6 million. Additional capital spending will be required for facilities construction and pre-stripping of waste at Reward. This spending will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Outstanding Warrants

The following is a summary of the outstanding warrants and weighted averages as of December 31, 2010:

		Underlying
Expiration Date	Exercise Price	Shares

May 25, 2011	USD$2.20	1,782,888
December 2, 2012	CAD$0.70	8,674,162

		10,457,050

During 2010, a warrant holder voluntarily cancelled 0.7 million warrants that had an exercise price of $2.20. There were no warrant exercises during 2008 through 2010.

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Total bonding requirement for the Reward project was determined to be $5.9 million. The initial bond of $0.9 million has been posted. Initial development includes the installation of a tortoise and exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. In July 2010, the Company funded $0.7 million into a collateral account related to the Phase 1 surety bond.  All surety bonds are subject to annual review and adjustment.

Related Party Transactions

During the year ended December 31, 2010, the Company had no related party transactions.

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values as of December 31:

			2010		2009
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	9,593,200	9,593,200	13,060,300	13,060,300
Restricted cash	Loans and receivable	1	5,064,500	5,064,500	4,076,100	4,076,100
Investments	Available-for-sale	1	-	-	267,700	267,700
Total financial assets			14,657,700	14,657,700	17,404,100	17,404,100

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	2,921,900	2,921,900	2,376,200	2,376,200
Derivative liabilities	Held-for-trading	2	2,531,600	2,531,600	547,600	547,600
Notes payable	At amortized cost	2	5,240,700	5,240,700	2,158,400	2,158,400
Gold bonds, net of discount	At amortized cost	2	9,859,100	9,859,100	12,729,400	12,729,400
Capital leases	At amortized cost	n/a	896,900	896,900	2,979,200	2,979,200
Total financial liabilities			21,450,200	21,450,200	20,790,800	20,790,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis during the years ended December 31, 2010 and 2009, by level within the fair value hierarchy:

	2010			2009
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	-	-	4,619,300	-	-	5,029,100

The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy.  During the years ended December 31, 2010 and 2009, the Company recorded asset retirement obligations of $(0.4) million and $0.1 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Derivatives

As of March 15, 2011 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	2013	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	3,257	3,257	3,257	9,771	$2,547,000
Embedded derivative

The Company has recorded a $2.5 million and $0.5 million derivative liability on its open derivative positions as of December 31, 2010 and December 31, 2009. During the year ended December 31, 2010 there was $2.0 million of unrealized loss and $0.5 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations. During the year ended December 31, 2009 there was $0.1 million of unrealized gain and no realized gain or loss on gold derivative instruments recorded in the consolidated statements of operations. There was no derivatives outstanding or derivative activity during 2008.

The Company’s open hedge positions as of December 31, 2010, consist solely of the gold participating bonds (“Gold Bonds”). The Gold Bonds will be repaid by delivering 9,771 remaining ounces of gold on a quarterly basis over the remaining 3.0 years expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from March 31, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At December 31, 2010, the outstanding hedge position covers less than 10 percent of the annual forward looking gold production from the Briggs Mine.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

During 2010 the Company retired 6,000 ounces of gold put and call options that had expiry dates from January to December 2010 at the rate of 500 ounces per month. The collars consisted of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts were European style options that could be physically delivered or settled net at the expiry date. During 2010 5,000 ounces of call options with a strike price of $1,100 per ounce were exercised by the counterparty. The Company used the Black Scholes option valuation method to determine the market values of the option style derivatives.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 15, 2011 of $1,401. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,406 based on the London PM Fix. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.2 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.2 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to mitigate the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of December 31, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Stock Options

The following table summarizes the stock options outstanding and exercisable at December 31, 2010:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.40	$0.55	1,940,000	3.0	$0.45	1,922,500	3.0	$0.45
0.56	0.70	4,458,000	4.5	0.63	2,206,837	4.3	0.64
0.71	0.85	240,000	4.0	0.71	160,000	4.0	0.71
0.86	1.36	1,480,640	0.6	1.34	1,480,640	0.6	1.34

$0.40	$1.36	8,118,640	3.4	$0.72	5,769,977	2.9	$0.76

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Evaluation of Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Management, including our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) has concluded that our disclosure controls and procedures were effective for the fiscal year ended December 31, 2010.

Management’s Annual Report on Internal Control Over Financial Reporting: Management, including the chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, management has concluded that internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by the  independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

There were no significant changes in internal control over financial reporting that occurred during our fiscal year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the consolidated financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the consolidated statement of operations and consolidated cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company has analyzed the impact of IFRS on its consolidated financial statements and anticipates that there will be changes in accounting policies that may affect the Company’s accounting policies. Management has completed a project plan that identified differences in accounting policies and is completing the final steps required to ensure a successful transition to IFRS that will be reflected in the first quarter 2011 reporting. Based on the analysis completed as of the date of this filing the expected adjustments to adopt IFRS will be insignificant to our consolidated financial statements.

Recent Accounting Pronouncements

Following are recently issued accounting standards relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination. Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582. The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements. Section 1600 has been re-filed under “Superseded Accounting Recommendations”. The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602. The adoption of this section had no material impact on the Company’s consolidated financial statements.

US Standards

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The adoption of this section had no material impact on the Company’s consolidated financial statements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. For a more detailed discussion of such risks and other factors, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, as well as the Company’s other filings with Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws and regulations.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services, Environmental Protection Agency and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2010, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2011 are:

•	Produce between 35,000 to 39,000 ounces of gold from the Briggs mine at an average unit cash cost of $750 to $820 per ounce during 2011
•	Maintain a high level of safety and environmental performance
•	Secure acceptable financing for continued growth
•	Begin the development of the Reward Gold Project during 2011
•	Complete additional drilling during 2011 at both the Briggs Mine and the Reward Project to increase both resources and reserves
•	Unlock value in the Pinson Gold Project through negotiations with our joint venture partner
•	Initiate feasibility study and permitting activities at the Columbia Gold Project
•	Monetize non-core properties and assets
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash
•	Gain additional analyst and market coverage for the Company